Filed pursuant to Rule 433

Registration Statement No. 333-139459-01

October 29, 2007

Relating to Preliminary Prospectus Supplement

dated October 29, 2007

Pricing Term Sheet

A preliminary prospectus supplement of Petrobras International Finance Company accompanies this free writing prospectus and is available from the SEC's website at www.sec.gov.

Issuer: Petrobras International Finance Company, or “PifCo,” with Standby Purchase Agreement of Petróleo Brasileiro S.A.--Petrobras

Form: Senior Unsecured Notes

Offering: SEC Registered

Coupon: 5.875%

Yield to Maturity: 6.059%

Spread to Benchmark Treasury: + 167 basis points

Benchmark Treasury (yield): 4.75% due August 2017 (4.389%)

Public Offering Price: 98.612%

Maturity: March 1, 2018

Amount: US$1,000,000,000 (Petrobras reserves the right to increase the aggregate principal amount by US$75 million after pricing during Asian hours)

Issue Denominations: Minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

Cusip #: 71645WAM3

ISIN #: US71645WAM38

Interest Payment Dates: March 1 and September 1 of each year, commencing on March 1, 2008

Net proceeds before expenses: Approximately $983,120,000

Pricing Date: October 29, 2007

Settlement Date: November 1, 2007 (T+ 3)

Ratings: Baa1 Stable (Moody’s); BBB- Stable (S&P); BBB- Stable (Fitch)

Joint Bookrunners: Citi, UBS Investment Bank

Co-Managers: Itaú

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citi collect at 1-877-858-5407, Itaú at 55-11-3708-8717 or UBS Investment Bank toll free at 1-203-719-3000.